Exhibit 99.1

LUOKUNG TECHNOLOGY CORP.

2018 OMNIBUS EQUITY PLAN

ARTICLE 1

GENERAL PROVISIONS

1.1.	PURPOSE OF THE PLAN.

The Luokung Technology Corp. 2018 Omnibus Equity Plan has been established by Luokung Technology Corp. to (a) attract and retain high caliber employees, directors, consultants and independent contractors; (b) motivate Participants, by means of appropriate incentives, to achieve long-range goals; (c) provide incentive compensation opportunities that are competitive with those of other similarly-situated companies; and (d) further align Participants’ interests with those of the Corporation’s shareholders through compensation that is based on the Corporation’s ordinary shares; and thereby promote the long-term financial interest of the Corporation, including the growth in value of the Corporation’s equity and enhancement of long-term shareholder return.

Capitalized terms shall have the meanings assigned to such terms in Section 9 of the Plan.

1.2.	TYPES OF AWARDS AVAILABLE UNDER THE PLAN.

The Plan provides for five types of Awards:

Options - the Option Grant Program under which Eligible Persons may be granted Incentive Stock Options or Non-Statutory Stock Options to purchase Shares is set forth in Article 2;

Stock Appreciation Rights - the Stock Appreciation Rights Program under which Eligible Persons may be granted a right to receive the appreciation in the Fair Market Value of Shares in the form of cash or Shares is set forth in Article 3;

Restricted Stock - the Restricted Stock Program under which Eligible Persons may be issued Shares, subject to certain conditions and restrictions, is set forth in Article 4;

Unrestricted Stock: the Unrestricted Stock Program under which Eligible Persons may be issued Shares, is set forth in Article 5; and

Restricted Stock Units - the Restricted Stock Unit Program under which Eligible Persons may be granted a right to receive Shares upon the satisfaction of certain conditions and restrictions is set forth in Article 6.

The provisions of Articles 1, 7 (to the extent applicable), 8 and 9 apply to each type of Award made under the Plan and govern the interests of all persons under the Plan.

1.3.	ADMINISTRATION OF THE PLAN.

(a)	General Administration. The Plan shall be administered and interpreted by the Committee (as designated pursuant to Paragraph 1.3 (b)). Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to determine the terms and provisions of the Award Agreements by which Awards shall be evidenced (which shall not be inconsistent with the terms of the Plan), and to make all other determinations necessary or advisable for the administration of the Plan, all of which determinations shall be final, binding and conclusive.

(b)	Appointment of Committee. The Board shall appoint the Committee from among its nonemployee directors to serve at the pleasure of the Board. The Board from time to time may remove members from, or add members to, the Committee and shall fill all vacancies thereon. The Committee at all times shall be composed of two or more nonemployee directors who shall meet all of the following requirements:

(i)	Disinterested Administration for Rule 16b-3 Exemption. During the period any director is serving on the Committee, he shall (A) not be an officer of the Corporation or a director or officer of a parent or subsidiary of the Corporation, or otherwise currently employed by the Corporation or a parent or subsidiary of the Corporation; (B) not receive compensation, either directly or indirectly, from the Corporation or a parent or subsidiary of the Corporation for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed the dollar amount for which disclosure would be required pursuant to Rule 404(a) of the Securities Exchange Act of 1934; (C) not possess an interest in any other transaction for which disclosure would be required pursuant to Rule 404(a) of the Securities Exchange Act of 1934; and (D) not be engaged in a business relationship for which disclosure would be required pursuant to Rule 404(b) of the Securities Exchange Act of 1934. The requirements of this subsection are intended to comply with Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934, and shall be interpreted and construed in a manner which assures compliance with said Rule 16b-3. To the extent said Rule 16b-3 is modified to reduce or increase the restrictions on who may serve on the Committee, the Plan shall be deemed modified in a similar manner;

(ii)	Outside Director Rule for Compliance with Code Section 162(m). No director serving on the Committee may be a current employee of the Corporation or a former employee of the Corporation (or any corporation affiliated with the Corporation under Code §1504) receiving compensation for prior services (other than benefits under a tax-qualified retirement plan) during each taxable year during which the director serves on the Committee. Furthermore, no director serving on the Committee shall be or have ever been an officer of the Corporation (or any Code §1504 affiliated corporation), or shall receive remuneration (directly or indirectly) from such a corporation in any capacity other than as a director. The requirements of this subsection are intended to comply with the “outside director” requirements of Treasury Regulation §1.162-27(e)(3), and shall be interpreted and construed in a manner which assures compliance with the “outside” director requirement of Code §162(m)(4)(C)(i). To the extent Code §162(m) or the regulations issued thereunder are modified to reduce or increase the restrictions on who may serve on the Committee, the Plan shall be deemed modified in a similar manner; and

(iii)	Independent Director Rule for Stock Exchange. During the period any director is serving on the Committee, he shall satisfy all requirements to qualify as an independent director for purposes of the rules of the exchange on which the Stock is traded.

(c)	Organization. The Committee may select one of its members as its chairman and shall hold its meetings at such times and at such places as it shall deem advisable. A majority of the Committee shall constitute a quorum. Actions may be taken by a majority of the Committee at a meeting or by unanimous written consent of all Committee members in lieu of a meeting. The Committee shall keep minutes of its proceedings and shall report the same to the Board at the next succeeding meeting of the Board.

(d)	Powers of Committee. The Committee may make one or more Awards under the Plan to a Participant. The Committee shall decide which Eligible Persons shall receive an Award and when to grant an Award, the type of Award that it shall grant and the number of Shares covered by the Award. The Committee shall also decide the terms, conditions, performance criteria, restrictions and other provisions of the Award. The Committee may grant a single Award or an Award in combination with another Award(s) to a Participant. The Committee may grant an Award as an alternate to or replacement of an existing Award under the Plan or award under any other compensation plan or arrangement of the Corporation or a Related Corporation, including a plan of any entity acquired by the Corporation or a Related Corporation, upon the cancellation of the existing award; provided, that such grant of an alternate or replacement Award may be made only if the alternate or replacement Award does not constitute a repricing of the existing award (as limited by Section 1.5(c) of the Plan). In making Award decisions, the Committee may take into account the nature of services rendered by the individual, the individual’s present and potential contribution to the Corporation’s success and such other factors as the Committee, in its sole discretion, deems relevant.

In accordance with Article 7 of the Plan, the Committee shall decide whether and to what extent Awards under the Plan shall be structured to conform with Code §162(m) requirements for the Performance-Based Exception. The Committee may take any action, establish any procedures and impose any restrictions that it finds necessary or appropriate to conform to Code §162(m). If every member of the Committee does not meet the definition of “outside director” as defined in Code §162(m), the Committee shall form a subcommittee of those members who do meet that definition, and that subcommittee shall have all authority and discretion to act as the Committee to make Awards that conform with Code §162(m).

The Committee shall interpret the Plan, establish and rescind any rules and regulations relating to the Plan, decide the terms and provisions of any Award Agreements made under the Plan, and determine how to administer the Plan. The Committee also shall decide administrative methods for the exercise of Stock Options. Each Committee decision shall be final, conclusive and binding on all parties.

(e)	Delegation by Committee. Unless prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or some of its responsibilities and powers to any one or more of its members. The Committee also may delegate some or all of it administrative duties and powers to any Employee, including officers.

(f)	Information to be Furnished to Committee. The records of the Corporation and Related Corporations as to an Eligible Person’s or Participant’s employment, termination of employment, performance of Services, termination of Services, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be manifestly incorrect. Participants and other persons entitled to benefits under the Plan must, as a condition to the receipt or settlement of any Award hereunder, furnish the Committee with such evidence, data or information as the Committee reasonably considers desirable to carry out the terms of the Plan.

(g)	Indemnification. In addition to such other rights of indemnification that they have as members of the Board or the Committee, the Corporation shall indemnify the members of the Committee (and any designees of the Committee, as permitted under Paragraph (e)), to the fullest extent permitted by applicable law, against reasonable expenses (including, without limitation, attorney’s fees) actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award awarded hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved to the extent required by and in the manner provided by the articles of incorporation of the Corporation relating to indemnification of the members of the Board) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to such matters as to which it is adjudged in such action, suit or proceeding that such Committee member or members (or their designees) did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation.

1.4.	ELIGIBILITY.

The persons eligible to participate in this Plan (“Eligible Persons”) are as follows:

(a)	Employees. Employees (including Employees who are members of the Board and Employees who reside in countries other than the United States), provided that awards of Incentive Stock Options shall only be made to Employees.

(b)	Outside Directors. Non-Employee members of the Board or the board of directors of any Related Corporation.

(c)	Consultants. Other consultants and independent advisors who provide bona-fide services to the Corporation (or any Related Corporation).

(d)	New Hires. Persons who have been offered employment by the Corporation or a Related Corporation, provided that such a prospective Employee may not be granted an Incentive Stock Option until he or she becomes an Employee and may not receive any payment or exercise any right relating to an Award until such person begins employment with the Corporation or the Related Corporation.

1.5	STOCK SUBJECT TO THE PLAN.

(a)	Shares Available for Issuance.

(i)	Reserve. The Shares issuable under the Plan shall be authorized but unissued Shares, including Shares repurchased by the Corporation and held by the Corporation as treasury shares. The maximum number of Shares available for issuance under the Plan shall be 19,931,756 Shares.
(ii)	Share Use. Any Shares granted under the Plan that are forfeited because of the failure to meet an Award contingency or condition shall again be available for issuance pursuant to new Awards granted under the Plan. To the extent any Shares covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or the Shares are not delivered because the Award is settled in cash, such Shares shall not be deemed to have been delivered for purposes of determining the maximum number of Shares available for issuance under the Plan. However, should the Exercise Price of an Option under the Plan be paid with Shares or should Shares otherwise issuable under the Plan be withheld by the Corporation in satisfaction of the withholding taxes incurred in connection with the exercise or vesting of an Award under the Plan, then such number of Shares shall be treated for purposes of this Paragraph as having been issued to the holder. Notwithstanding the above, the total number of Shares underlying a SAR granted under the Plan that is settled in Shares shall not be available for subsequent issuance under the Plan regardless of the number of Shares used to settle the SAR.

(b)	Adjustment to Shares and Awards.

(i)	Recapitalization. If the Corporation is involved in a corporate transaction or any other event which affects the Shares (including, without limitation, any recapitalization, reclassification, reverse or forward share split, share dividend, extraordinary cash dividend, split-up, spin-off, combination or exchange of shares), then the Committee shall adjust Awards to preserve the benefits or potential benefits of the Awards as follows:

(1)	The Committee shall take action to adjust the number and kind of Shares that are issuable under the Plan and the maximum limits for each type of grant;

(2)	The Committee shall take action to adjust the number and kind of Shares subject to outstanding Awards;

(3)	The Committee shall take action to adjust the Exercise Price or base price of outstanding Options and Stock Appreciation Rights; and

(4)	The Committee shall make any other equitable adjustments.

Only whole Shares shall be issued in making the above adjustments. Further, the number of Shares available under the Plan or the number of Shares subject to any outstanding Awards shall be the next lower number of Shares, so that fractions are rounded upward. Any adjustment to or assumption of ISOs under this Section shall be made in accordance with Code §424. If the Corporation issues any rights to subscribe for additional Shares pro rata to holders of outstanding Shares of the class or classes of shares then set aside for the Plan, then each Participant shall be entitled to the same rights on the same basis as holders of outstanding Shares with respect to such portion of the Participant’s Award as is exercised on or prior to the record date for determining shareholders entitled to receive or exercise such rights.

(ii)	Reorganization. If the Corporation is part of any reorganization involving merger, consolidation, acquisition of the Shares or acquisition of the assets of the Corporation, the Committee, in its discretion, may decide that:

(1)	any or all outstanding Awards shall pertain to and apply, with appropriate adjustment as determined by the Committee, to the securities of the resulting corporation to which a holder of the number of Shares subject to each such Award would have been entitled;

(2)	any or all outstanding Options or SARs shall become immediately fully exercisable (to the extent permitted under federal or state securities laws) and shall remain exercisable for the remaining term of the Options or SARs under the terms of the Plan;

(3)	any or all Options or SARs shall become immediately fully exercisable (to the extent permitted under federal or state securities laws) and shall be terminated after giving at least 30 days’ notice to the Participants to whom such Options or SARs have been granted; and/or

(4)	any or all unvested Restricted Stock Units AND Restricted Stock on which restrictions have not yet lapsed shall become immediately fully vested, nonforfeitable and payable.

(iii)	Limits on Adjustments. Any issuance by the Corporation of shares of any class other than the Stock, or securities convertible into shares of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to any Award, except as specifically provided otherwise in this Plan. The grant of Awards under the Plan shall not affect in any way the right or authority of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate or dissolve, or to liquidate, sell or transfer all or any part of its business or assets. All adjustments the Committee makes under this Plan shall be conclusive.

(c)	No Repricing. Except in connection with a corporate transaction involving the Corporation (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of Shares), the terms of outstanding Awards may not be amended to reduce the Exercise Price of outstanding Options or the base price of SARs or to cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an Exercise Price or base price that is less than the Exercise Price of the original Options or base price of the original SARs without shareholder approval.

ARTICLE 2

OPTION GRANT PROGRAM

2.1	TERMS.

The grant of an Option entitles the Participant to purchase the number of Shares designated in the Award Agreement for such Option at an Exercise Price established by the Committee. Options may be either Incentive Stock Options or Non-Statutory Stock Options, as determined in the discretion of the Committee. Each Option shall be evidenced by and conditional on an Award Agreement in the form approved by the Committee, which Award Agreement shall specify whether the Option is an ISO or NSO. No ISO may be granted to any person more than ten (10) years after the Effective Date of the Plan. Award Agreements need not be identical, but shall include (through incorporation of provisions hereof, by reference in the Award Agreements, or otherwise) the terms specified below and be subject to the provisions of the Plan applicable to such Options.

To the extent that the aggregate Fair Market Value of the Shares (determined as of the respective date or dates of grant), subject to ISOs granted to any Participant under the Plan and any other option plan of the Corporation or any Related Corporation that first become exercisable in any calendar year, including any ISOs which become exercisable on an accelerated basis during such year, exceeds the sum of One Hundred Thousand Dollars ($100,000), such excess Options shall be treated as NSOs.

2.2	VESTING.

Each Option shall vest and become exercisable at such time or times, during such period, and for such number of Shares as shall be determined by the Committee and set forth in the Award Agreement evidencing the Option; provided that no Option may be exercisable after the expiration of ten (10) years (or, in the case of an ISO granted to a 10% Stockholder, five (5) years) from the date of grant. Vesting may be conditioned on the continued performance of Services or the achievement of performance conditions measured on an individual, corporate or other basis, or any combination thereof.

2.3	EXERCISE PRICE.

The Exercise Price shall be fixed by the Committee, provided that the Exercise Price for any Option shall never be less than one hundred percent (100%) (or, in the case of a 10% Stockholder receiving an ISO, 110%) of the Fair Market Value per share of Stock on the Option grant date.

2.4	METHOD OF EXERCISE.

The Participant may exercise the Option by delivering a written notice of exercise to the Corporation, in the form and manner designated by the Committee and as set out in the relevant Award Agreement. The notice shall be effective only if accompanied by payment of the Exercise Price in full. The Committee shall have the discretion to provide that the Exercise Price may be payable, to the extent permitted by applicable law, in one or more of the forms specified below:

(a)	Cash/Check. Cash or check made payable to the Corporation;

(b)	Shares Owned. By delivery to the Corporation of Shares owned by the Participant (by either actual delivery of Shares or by attestation, with such Shares valued at Fair Market Value as of the day of exercise) with such documentation as the Committee may require or in such other manner as the Committee may require;

(c)	Share Withholding. By withholding Shares that would otherwise be acquired on exercise having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price;

(d)	Cashless Exercise. By cashless exercise through delivery of irrevocable instructions to a broker to promptly deliver to the Corporation the amount of proceeds from a sale of Shares having a Fair Market Value equal to the Exercise Price; and/or

(e)	Other Forms. In any other form of legal consideration that may be acceptable to the Committee, so long as it does not result in the deferral of recognition of income or a “deferral of compensation” within the meaning of Code §409A.

2.5	SETTLEMENT OF AWARD.

The Corporation shall allot, issue and otherwise deliver Shares, in the name of the relevant Participant, as soon as practicable after the Corporation’s receipt of the Participant’s properly completed notice of exercise and payment in full of the Exercise Price as described in Section 2.4. Such Shares shall be subject to such conditions as the Committee may establish, except that such conditions may not cause the deferral of recognition of income.

2.6	CANCELLATION AND REGRANT OF OPTIONS.

The Committee shall have the authority to effect, at any time and from time to time, with the consent of the affected Participant, the cancellation of any or all outstanding Options under the Option Grant Program and to grant in substitution new Options covering the same or different number of Shares which might have an Exercise Price per Share no less than the Fair Market Value per Share on the new grant date. The cancellation and grant need not be simultaneous.

ARTICLE 3

STOCK APPRECIATION RIGHTS PROGRAM

3.1	TERMS.

A Stock Appreciation Right entitles the Participant to receive, with respect to each Share subject to the SAR, the appreciation in the Fair Market Value over a base price established by the Committee, payable in cash or Shares, or a combination of both, as determined by the Committee at the time of payment. Each SAR shall be evidenced by an Award Agreement in the form approved by the Committee. Award Agreements evidencing SARs need not be identical, but shall include (through incorporation of provisions hereof, by reference in the Award Agreements, or otherwise) the terms specified below and be subject to the provisions of the Plan applicable to such SARs.

3.2	VESTING.

The SAR shall cover a specified number of Shares and shall vest and become exercisable upon such terms and conditions as the Committee shall establish; provided that no SAR may be exercisable more than ten (10) years after the date of grant unless otherwise determined by the Committee and set forth in the Award Agreement. Vesting may be conditioned on the continued performance of Services or the achievement of performance conditions measured on an individual, corporate or other basis, or any combination thereof.

3.3	VALUE.

The base price in effect for Shares covered by a SAR shall be determined by the Committee at the time of grant. In no event, however, may the base price per Share be less than the Fair Market Value per Share on the grant date. The Participant will receive upon exercise of the SAR an amount equal to the excess of the Fair Market Value of a Share on the surrender date over the base price of a Share (the “Spread”) multiplied by the number of Shares covered by the SAR Award. Notwithstanding the foregoing, the Committee, in its sole discretion, may provide at the time it grants a SAR that the Spread covered by such SAR may not exceed a specified amount.

3.4	METHOD OF EXERCISE.

The Participant may exercise the SAR by delivering a written notice of exercise to the Corporation, in the form and manner designated by the Committee and as set out in the relevant Award Agreement.

3.5	SETTLEMENT OF AWARD.

To the extent the Committee determines that the Participant will receive cash upon exercise of a SAR, the Corporation shall deliver the cash amount which becomes due upon exercise of a SAR as soon as administratively practicable after the Corporation’s receipt of the Participant’s properly completed notice of exercise. To the extent the Committee determines that Shares will be delivered to the Participant upon exercise of a SAR, the Corporation shall allot, issue and otherwise deliver Shares, in the name of the relevant Participant, as soon as practicable after the Corporation’s receipt of the Participant’s properly completed notice of exercise and payment in full of the Exercise Price as described in Section 3.4. The Shares shall be subject to such conditions, restrictions and contingencies as the Committee may establish, except that such conditions may not cause the deferral of recognition of income.

ARTICLE 4

RESTRICTED STOCK PROGRAM

4.1	TERMS.

A Restricted Stock Award is a grant of Shares subject to conditions and restrictions as determined by the Committee. Each Restricted Stock Award shall be evidenced by an Award Agreement in the form approved by the Committee. Award Agreements evidencing Restricted Stock Awards need not be identical, but shall include (through incorporation of provisions hereof, by reference in the Award Agreements, or otherwise) the terms specified below and be subject to the provisions of the Plan applicable to such Restricted Stock Awards.

4.2	LAPSE OF RESTRICTIONS.

Each Restricted Stock Award shall be, for the applicable Period of Restriction determined by the Committee, subject to such conditions, restrictions and contingencies as the Committee shall determine. Lapse of restrictions may be conditioned on the continued performance of Services or the achievement of performance conditions measured on an individual, corporate or other basis, or any combination thereof.

4.4	SHARE ESCROW/LEGENDS.

(a)	Legend. Unless the certificate representing Shares of the Restricted Stock are deposited with a custodian (as described in subparagraph 4.4 (b) below), each certificate shall bear the following legend (in addition to any other legend required by law):

“The transferability of the shares represented by this certificate is subject to the restrictions, terms and conditions (including forfeiture and restrictions against transfer) contained in the Luokung Technology Corp. 2018 Omnibus Equity Plan and a Restricted Stock Agreement dated __________, ____, between ________________ and Luokung Technology Corp. The Plan and the Restricted Stock Agreement are on file in the office of the Corporate Secretary of Luokung Technology Corp.”

Such legend shall be removed or canceled from any certificate evidencing Shares of Restricted Stock as of the date that such Shares become nonforfeitable.

(b)	Deposit with Custodian. As an alternative to delivering a share certificate to the Participant, the Committee may deposit or transfer such Shares electronically to a custodian designated by the Committee. The Committee shall cause the custodian to issue a receipt for the Shares to the Participant for any Restricted Stock so deposited. The custodian shall hold the Shares and deliver the same to the Participant in whose name the Restricted Stock evidenced thereby are registered only after such Shares become nonforfeitable.

ARTICLE 5

UNRESTRICTED STOCK PROGRAM

The Committee may, in its sole discretion, award Unrestricted Stock to any Participant as a share bonus or otherwise pursuant to which such Participant may receive Shares free of restrictions or limitations that would otherwise be applied under Section 4 of this Plan.

ARTICLE 6

RESTRICTED STOCK UNIT PROGRAM

6.1	TERMS.

A Restricted Stock Unit Award entitles the Participant to receive Shares upon the vesting of the Restricted Stock Unit Award. Each Restricted Stock Unit Award shall be evidenced by an Award Agreement in the form approved by the Committee. Subject to the terms of the Plan, Restricted Stock Units may be granted to Participants in such amounts and upon such terms and at any time and from time to time, as shall be determined by the Committee. Award Agreements evidencing Restricted Stock Unit Awards need not be identical, but shall include (through incorporation of provisions hereof, by reference in the Award Agreements, or otherwise) the terms specified below and be subject to the provisions of the Plan applicable to Restricted Stock Unit Awards.

6.2	VESTING.

Each Restricted Stock Unit shall be subject to such vesting conditions, restrictions and contingencies as the Committee shall determine and set forth in the Award Agreement evidencing the Restricted Stock Unit. Vesting may be conditioned on the continued performance of Services or the achievement of performance conditions measured on an individual, corporate or other basis, or any combination thereof.

6.3	SETTLEMENT OF AWARD.

As soon as practicable following the date each Restricted Stock Unit vests, the Corporation shall allot, issue and otherwise, in the name of the relevant Participant, the Shares underlying such Restricted Stock Unit. The Shares shall be subject to such conditions, restrictions and contingencies as the Committee may establish, except that such conditions may not cause the deferral of recognition of income.

ARTICLE 7

PERFORMANCE-BASED COMPENSATION

7.1	AWARDS OF PERFORMANCE-BASED COMPENSATION.

At its discretion, the Committee may make Awards to Participants intended to comply with the exemption for Performance-Based Exception set forth in Code §162(m). In such event, the number of Shares becoming exercisable or transferable or amounts payable with respect to grants of Options, Stock Appreciation Rights, and/or awards of Restricted Stock, Unrestricted Stock or Restricted Stock Units may be determined based on the attainment of written performance goals based on the performance measures set forth in Section 7.2 and which have been approved by the Committee for a specified performance period. The performance goals shall state, in terms of an objective formula or standard, the method of computing the amount of compensation payable to the Participant if the goal is attained. The performance goals must be established by the Committee in writing no more than ninety (90) days after the commencement of the performance period or, if less, the number of days that is equal to 25% of the relevant performance period. The outcome of the performance goal must be substantially uncertain at the time the Committee establishes the performance goal. Performance goals will be based on the attainment of one or more objectives based on performance measures. To the degree consistent with Code §162(m), the performance goals may be calculated without regard to extraordinary items.

7.2	PERFORMANCE MEASURES.

Performance measures may include the following: (i) earnings before all or any taxes; (ii) earnings before all or any of interest expense, taxes, depreciation and amortization; (iii) earnings before all or any of interest expense, taxes, depreciation, amortization and rent; (iv) earnings before all or any of interest expense and taxes; (v) net earnings; (vi) net income; (vii) operating income or margin; (viii) earnings per share; (ix) growth; (x) return on shareholders’ equity; (xi) capital expenditures; (xii) expenses and expense ratio management; (xiii) return on investment; (xiv) improvements in capital structure; (xv) profitability of an identifiable business unit or product; (xvi) profit margins; (xvii) share price; (xviii) market share; (xix) revenues; (xx) costs; (xxi) cash flow; (xxii) working capital; (xxiii) return on assets; (xxiv) economic value added; (xxv) industry indices; (xxvi) peer group performance; (xxvii) regulatory ratings; (xxviii) asset quality; (xxix) gross or net profit; (xxx) net sales; (xxxi) total shareholder return; (xxxii) sales (net or gross) measured by product line, territory, customers or other category; (xxxiii) earnings from continuing operations; (xxxiv) net worth; (xxxv) levels of expense, receivables, cost or liability by category, operating unit or any other delineation, or any other measures approved by the Committee. Performance Measures may relate to the Corporation and/or one or more of its affiliates, one or more of its divisions or units or any combination of the foregoing, on a consolidated or nonconsolidated basis, and may be applied on an absolute basis or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee determines. In addition, to the extent consistent with the requirements of Code §162(m), the performance measures may be calculated without regard to extraordinary items.

7.3	SHAREHOLDER APPROVAL.

For Awards to constitute performance-based compensation under Code §162(m), the material terms of performance measures on which the performance goals are to be based must be disclosed to and subsequently approved by the Corporation’s shareholders prior to payment of the compensation. Shareholder approval of the Plan is necessary for the Awards to meet the Code §162(m) exemption.

7.4	CODE SECTION 162(M) COMMITTEE AND CERTIFICATION.

Awards intended to qualify for exemption as performance-based compensation shall be granted by a committee of “outside directors” as defined in Code §162(m). Pursuant to the provisions of Section 1.3(d)) hereof, the Committee may establish a Code §162(m) subcommittee, if necessary, to make such grants. Any payment of compensation with respect to an Award that is intended to be performance-based compensation will be, to the extent that such requirement applies under Code §162(m), subject to the written certification of the Committee that the performance measures were satisfied prior to the payment of the performance-based compensation. This written certification may include the approved minutes of the Committee meeting in which the certification is made.

ARTICLE 8

RULES APPLICABLE TO ALL AWARDS

8.1	TERMINATION OF SERVICE.

Unless otherwise determined by the Committee and included in the Participant’s Award Agreement, in the event that a Participant’s Service with the Corporation and/or all Related Corporations is terminated for any reason, all Awards held by the Participant which are unexercised or have not yet vested as of such date shall expire, terminate, and cease to be exercisable as of such termination date, provided, however, that if the Participant’s Service terminates for reasons other than Cause, all outstanding vested Options and SARs held by the Participant as of his or her termination date shall continue to be exercisable until the earlier of the expiration of their term or the date that is three months after such termination date.

8.2	ACCELERATION OF VESTING.

The Committee shall have complete discretion, subject to the terms of the Plan, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to accelerate the vesting of or lapse of restrictions on any Award.

8.3	EXTENSION OF EXERCISE PERIOD.

The Committee shall have complete discretion, subject to the terms of the Plan, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to extend the period of time for which the Option or SAR is to remain exercisable following the Participant’s termination of Service from the limited exercise period otherwise in effect for that Option or SAR to such greater period of time as the Committee shall deem appropriate, but in no event beyond the expiration of the Option or SAR term, and/or to permit the Option or SAR to be exercised, during the applicable post-termination exercise period, not only with respect to the number of vested Shares for which such Option or SAR is exercisable at the time of the Participant’s termination of Service but also with respect to one or more additional installments in which the Participant would have vested had the Participant continued in Service. Such an extension may result in recharacterization of an ISO as a Non-Statutory Stock Option.

8.4	TRANSFERABILITY.

All rights with respect to an Award granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant, except as designated by the Participant by will or by the laws of descent and distribution; provided, however, that the Committee shall have the discretion to provide that any Awards (other than an ISO) may, in connection with the Participant’s estate plan, be assigned in whole or in part during the Participant’s lifetime to a trust established exclusively for one or more members of the Participant’s immediate family. The terms applicable to the assigned Awards shall be the same as those in effect for the Awards immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Committee may deem appropriate. Any assignment shall not affect the Participant’s obligations to satisfy applicable tax withholding as described herein. The Participant may also designate in writing one or more persons as the beneficiary or beneficiaries of his or her outstanding Awards and those Awards shall, except to the extent of any lifetime transfer as provided herein, automatically be transferred to such beneficiary or beneficiaries upon the Participant’s death while holding those Awards. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Corporation, and will be effective only when filed by the Participant in writing with the Corporation during the Participant’s lifetime. In the absence of any such designation, benefits under an Award remaining unpaid at the Participant’s death shall be paid to the Participant’s estate. A beneficiary or beneficiaries shall take the transferred Awards subject to all the terms and conditions of the applicable Award Agreement, including (without limitation) the limited time period during which any Award may be exercised following the Participant’s death.

8.5	SHAREHOLDER RIGHTS.

Except as otherwise provided by the Committee in the Award Agreement, the Participant (or his or her beneficiaries) holding an Award shall have no shareholder rights with respect to the Shares subject to or underlying the Award until the Participant has received and become a holder of record of the Shares underlying the Award or, in the case of Restricted Stock, all restrictions have lapsed.

8.6	TAX WITHHOLDING.

(a)	Conditions on Delivery of Shares. The Corporation’s obligation to deliver Shares under the Plan shall, to the extent required by Federal, state, local or foreign law, be subject to the satisfaction of all applicable Federal, state, local and foreign income and employment tax withholding requirements (or, in the case of Restricted Stock, the making of arrangements satisfactory to the Corporation regarding such payment). Whenever under the Plan payments are to be made in cash, such payments may be net of an amount sufficient to satisfy such withholding requirements.

(b)	Tender of Shares. The Committee may, in its discretion, provide any or all Participants granted Non-Statutory Stock Options, SARs, Restricted Stock, Unrestricted Stock, or RSUs settled in Shares under the Plan with the right to use Shares in satisfaction of all or part of the applicable withholding taxes to which such Participants may become subject in connection with the exercise of their Options or SARs, the vesting of their Restricted Stock, or the settlement of their Restricted Stock Units or other Awards in Shares. Such right may be provided to any such Participant in either or both of the following formats:

(i)	The election to have the Corporation withhold, from the Shares otherwise issuable upon the exercise of the NSO or SAR, the vesting of the Restricted Stock, or the settlement of Restricted Stock Units or other Awards in Shares, a portion of those Shares with an aggregate Fair Market Value equal to the percentage of the applicable withholding taxes (not to exceed the minimum required by law) designated by the Participant.

(ii)	The election to deliver to the Corporation, at the time the NSO or SAR is exercised, the Restricted Stock vests, or the Restricted Stock Units or other Awards are settled in Shares, Shares previously acquired by such Participant (other than in connection with the Option or SAR exercise, Restricted Stock vesting or Restricted Stock Units or other Awards in Stock settlement triggering the withholding taxes) with an aggregate Fair Market Value equal to the percentage of the withholding taxes (not to exceed the minimum required by law) designated by the Participant.

ARTICLE 9

DEFINITIONS

The following definitions shall be in effect under the Plan:

9.1	Award Agreement shall mean a written document setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan, and is a condition to the grant of an Award hereunder.

9.2	Awards shall mean any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options, SARs, Restricted Stock, Unrestricted Stock and Restricted Stock Units.

9.3	Board shall mean the Corporation’s Board of Directors.

9.4	Cause shall mean the commission of any act of fraud, embezzlement or dishonesty by the Participant, any act or omission by such person constituting a breach or default under any written or oral agreement between such person and the Corporation (or any Related Corporation), any unauthorized use or disclosure by such person of confidential information or trade secrets of the Corporation (or any Related Corporation), or any other intentional act by such person adversely affecting the business or affairs of the Corporation (or any Related Corporation) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Related Corporation) may consider as grounds for the dismissal or discharge of any Participant or other person in the Service of the Corporation (or any Related Corporation).

9.5	Change of Control shall mean the first of the following events to occur:

(a)	The acquisition by any one person or more than one person acting as a group (within the meaning of Treasury Regulation §1.409A-3(i)(5)(v)(B)), other than the Corporation, any Related Corporation, or any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Related Corporation, (a “Person”) of any shares of the Corporation that, together with shares held by such Person, constitutes more than 50% of the total fair market value or total voting power of the shares of the Corporation. For purposes of this Paragraph (a), the following acquisitions shall not constitute a Change of Control: the acquisition of additional shares by a Person who is considered to own more than 50% of the total voting power of the shares of the Corporation. An increase in the percentage of shares owned by any one Person as a result of a transaction in which the Corporation acquires its shares in exchange for property will be treated as an acquisition of shares for purposes of this Paragraph;

(b)	A majority of the members of the Board is replaced during any twelve (12)-month period commencing on the Effective Date, by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment;

(c)	The consummation of a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in (a) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation; or (b) the directors of the Corporation immediately prior thereto continuing to represent at least fifty percent (50%) of the directors of the Corporation or such surviving entity immediately after such merger or consolidation;

(d)	The consummation of the sale or disposition by the Corporation of all or substantially all of the Corporation’s assets.

The above definition of “Change of Control” shall be interpreted by the Board, in good faith, to apply in a similar manner to transactions involving partnerships and partnership interests, and to comply with Code §409A and official guidance issued thereunder from time to time.

9.6	Code shall mean the Internal Revenue Code of 1986, as amended.

9.7	Committee shall mean the particular entity, whether the Committee or the Board, which is authorized to administer the Plan, to the extent such entity is carrying out its administrative functions under the Plan.

9.8	Corporation shall mean Luokung Technology Corp. Ltd, a British Virgin Islands company, and any corporate successor to all or substantially all of the assets or voting shares of Luokung Technology Corp. which shall by appropriate action adopt the Plan.

9.9	Disability shall mean, unless otherwise provided in the Award Agreement or in any employment, change of control or similar agreement in effect between the Participant and the Corporation or Related Corporation, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Corporation or a Related Corporation.

9.10	Effective Date shall mean the date the Plan is adopted by the last of the Board and the Shareholders.

9.11	Eligible Persons shall mean persons eligible to participate in the Plan, as described in Section 1.4.

9.12	Employee shall mean an employee of the Corporation (or any Related Corporation).

9.13	Exercise Price shall mean the per Share exercise price of an Option as determined under Article 2 of the Plan.

9.14	Fair Market Value per Share on the relevant date shall mean, if the Shares are duly listed on a national securities exchange or on The Nasdaq Stock Market, the closing price of the Shares on the relevant date, or, if there are no sales on such date, on the next preceding day on which there were sales, or if the Shares are not so listed, the fair market value of the Shares for the relevant date, as determined by the Committee in good faith and in compliance with Code §409A.

9.15	Incentive Stock Option or ISO shall mean an Option that is intended to qualify as, and that satisfies the requirements applicable to, an “incentive stock option” described in Code § 422(b).

9.16	Non-Statutory Stock Option or NSO shall mean an Option that is not intended to be, or does not qualify as, an Incentive Stock Option.

9.17	Option shall mean a right to acquire Shares of the Corporation pursuant to a Non-Statutory Stock Option or Incentive Stock Option granted under Article 2 of the Plan.

9.18	Participant shall mean any Eligible Person who receives an Award under the Plan, and includes those former Eligible Persons who have certain post-termination rights under the terms of an Award granted under the Plan.

9.19	Performance-Based Exception means the exception for performance-based compensation from the tax deductibility limitations of Code §162(m).

9.20	Period of Restriction shall mean the period(s) during which the transfer of an Award or the Shares subject to an Award is limited in some way (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, at its discretion) or the Shares are subject to a substantial risk of forfeiture, pursuant to the terms of this Plan or the applicable Award Agreement.

9.21	Plan shall mean the Luokung Technology Corp. 2018 Omnibus Equity Plan, as set forth in this document.

9.22	Related Corporation shall mean any affiliate of the Corporation; provided, however, that with respect to any ISO and for purposes of the definition of 10% Stockholder, “Related Corporation” shall mean any Corporation during any period in which it is a “parent corporation” (as that term is defined in Code §424(e)) with respect to the Corporation or a “subsidiary corporation” (as that term is defined in Code §424(f)) with respect to the Corporation.

9.23	Restricted Stock shall mean a grant of Shares granted under Article 4 of the Plan that is subject to such conditions, restrictions and contingencies as the Committee determines and set forth in the applicable Award Agreement.

9.24	Restricted Stock Unit or RSUs shall mean a right to receive Shares upon satisfaction of certain vesting requirements pursuant to Article 6 of the Plan.

9.25	Service shall mean the performance of services for the Corporation (or any Related Corporation) by a person in the capacity of an Employee, a non-Employee member of the board of directors, or a consultant or independent advisor, except to the extent otherwise specifically provided in the Award Agreement.

9.26	Shares shall mean Ordinary Shares of the Corporation, par value $0.01 per share.

9.27	Stock Appreciation Rights or SARs shall mean a right to receive the appreciation in the Fair Market Value of Shares, as granted under Article 3 of the Plan.

9.28	10% Stockholder shall mean the owner of shares (as determined under Code §424(d)) possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Corporation (or any Related Corporation).

9.29	“Unrestricted Stock” means an Award of Stock made pursuant to as granted under Article 5 of the Plan.

ARTICLE 10

MISCELLANEOUS

10.1	EFFECTIVE DATE AND TERM OF PLAN.

(a)	Effective Date. The Plan shall become effective immediately upon its adoption by the Board, subject to approval by the shareholders of the Corporation at the first annual meeting of shareholders held following the adoption by the Board, or any special meeting of the shareholders duly called. Options may be granted under the Option Grant Program at any time on or after the Effective Date. However, until the shareholders approve the Plan, no Options or SARs granted under the Plan may be exercised, no Restricted or Unrestricted Stock shall be issued under the Plan and no Award may be settled in Stock under the Plan. If shareholder approval is not obtained within twelve (12) months after the Effective Date, then all Awards shall be null and void.

(b)	Termination Date. The Plan shall terminate upon the earliest to occur of (i) the tenth (10th) anniversary of the Plan’s effective date, or (ii) the date on which all Shares available for issuance under the Plan shall have been issued as fully-vested Shares. Should the Plan terminate on the tenth (10th) anniversary of the Effective Date, then all Awards outstanding at that time shall continue to have force and effect in accordance with the provisions of the applicable Award Agreements.

10.2	AMENDMENT OF PLAN.

(a)	Amendment and Termination By the Board. Subject to Paragraph (b) below, the Board shall have the power at any time to add to, amend, modify or repeal any of the provisions of the Plan, to suspend the operation of the entire Plan or any of its provisions for any period or to terminate the Plan in whole or in part. In the event of any such action, the Committee shall prepare written procedures which, when approved by the Board, shall govern the administration of the Plan resulting from such addition, amendment, modification, repeal, suspension or termination. The Committee may amend any Award Agreement that it previously has authorized under the Plan and the applicable Participant; provided, however, that no Award Agreement may be amended to reprice or constructively reprice any Award.

(b)	Restrictions on Amendment and Termination. Notwithstanding the provisions of Paragraph (a) above, the following restrictions shall apply to the Board’s authority under Paragraph (a) above:

(i)	Prohibition Against Adverse Effects on Outstanding Awards. No addition, amendment, modification, repeal, suspension or termination shall adversely affect, in any way, the rights of the Participants who have outstanding Awards without the consent of such Participants;

(ii)	Stockholder Approval Required for Certain Modifications. No modification or amendment of the Plan may be made without the prior approval of an ordinary resolution of the shareholders passed at a duly convened and constituted meeting of the shareholders of the Corporation if (i) such modification or amendment would cause the applicable portions of the Plan to fail to qualify as an ISO plan pursuant to Code §422, (ii) such modification or amendment would materially increase the benefits accruing to Participants under the Plan, (iii) such modification or amendment would materially increase the number of Awards or Shares which may be issued under the Plan, (iv) such modification or amendment would materially modify the requirements as to eligibility for participation in the Plan, or (v) such modification or amendment would modify the material terms of the Plan within the meaning of Treasury Regulation §1.162-27(e)(4). Clauses (ii), (iii) and (iv) of the preceding sentence shall be interpreted in accordance with the provisions of paragraph (b)(2) of Rule 16b-3 of the 1934 Act.

10.3	CONTINUING SECURITIES LAW COMPLIANCE; LEGENDS.

The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, and to such approvals by any governmental agencies or national securities exchanges as may be required. If at any time on or after the Effective Date, the Committee, in its discretion, shall determine that the requirements of any applicable federal or state securities laws should fail to be met, no Shares issuable under Awards and no Options or SARs shall be exercisable until the Committee has determined that these requirements have again been met. The Committee may suspend the right to exercise any Option or SAR at any time when it determines that allowing the exercise and issuance of Shares would violate any federal or state securities or other laws, and may provide that any time periods to exercise the Option or SAR are extended during a period of suspension. With respect to “Insiders,” transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 under the Securities Exchange Act of 1934. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee. Each Award Agreement and each certificate representing Awards or Shares granted pursuant to the Plan (including Awards or Shares issuable pursuant to the terms of derivative securities) may bear such restrictive legend(s) as the Committee deems necessary or advisable under applicable law, including Federal and state securities laws. If any Award is made to a Participant who is subject to the Corporation’s policy regarding trading of its Shares by its officers and directors and Shares are scheduled to be delivered under the Plan to the Participant on a day (the “original distribution date”) that does not occur during a “window period” applicable to the Participant, as determined by the Corporation in accordance with such policy, then the Corporation can choose not to deliver such Shares on such original distribution date and instead to deliver such Shares on the first day of the next “window period” applicable to the Participant pursuant to such policy, but in no event later than the March 15 following the close of the calendar year in which such Shares were no longer subject to a substantial risk of forfeiture (within the meaning of Code §409A).

10.4	LIQUIDATION OF THE CORPORATION.

In the event of the complete liquidation or dissolution of the Corporation, any outstanding Awards granted under this Plan shall be deemed automatically canceled without any action on the part of the Corporation and without regard to or limitation by any other provision of the Plan.

10.5	NO EMPLOYMENT/SERVICE RIGHTS.

Nothing in the Plan shall confer upon any Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Related Corporation employing or retaining such person) or of the Participant, which rights are hereby expressly reserved by each, to terminate the Participant’s Service at any time for any reason, with or without Cause.

10.6	RULES OF CONSTRUCTION.

For all purposes of this Plan, except as otherwise expressly provided:

(a)	all accounting terms not otherwise defined herein have the meanings ascribed thereto under U.S. generally accepted accounting principles;
(b)	all references in this Plan to designated “Articles,” “Sections” and other subdivisions are to the designated Articles, Sections and other subdivisions of the body of this Plan except to the extent identified as references to sections or subsections of the Code;
(c)	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Plan as a whole and not to any particular Article, Section or other subdivision;
(d)	whenever the words “include,” “includes” or “including” are used in this Plan, they shall be deemed to be followed by the words “without limitation”;
(e)	whenever this Plan refers to a number of days, such number shall refer to calendar days unless business days are expressly specified;
(f)	a reference to any legislation or to any provision of any legislation shall include such legislation, as amended through the date hereof, and all subsequent amendments or modification thereto or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto; and
(g)	except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

10.7	UNFUNDED STATUS OF PLAN.

The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant by the Corporation, nothing set forth herein shall give any such Participant any rights that are greater than those of a general creditor of the Corporation. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or a payment in lieu of or with respect to Awards hereunder, provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

10.8	AWARDS TO PARTICIPANTS OUTSIDE THE UNITED STATES.

The Committee may modify the terms of any Award under the Plan made to or held by a Participant who is then resident or primarily employed outside the United States in any manner deemed by the Committee to be necessary or appropriate in order that the Award shall conform to laws, regulations, and customs of the country in which the Participant is then resident or primarily employed, or so that the value and other benefits of the Award to the Participant, as affected by foreign tax laws and other restrictions applicable as a result of the Participant’s residence or employment abroad, shall be comparable to the value of such an Award to a Participant who is resident or primarily employed in the United States. Such authorization shall extend to and include establishing one or more separate sub-plans which include provisions not inconsistent with the Plan that comply with statutory or regulatory requirements imposed by the foreign country or countries in which the Participant resides.

10.9	SEVERABILITY.

In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

10.10	GOVERNING LAW.

To the extent not preempted by United States Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of British Virgin Islands.